SEC FILE NUMBER:  0-13851
CUSIP NUMBER:  65476M109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:  August 31, 2005

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________________________________________________________

PART I -- REGISTRANT INFORMATION

Nitches, Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

10280 Camino Santa Fe

Address of Principal Executive Office (Street and Number)

San Diego, California 92121

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b)          The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

          State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

          The registrant’s preparation for, and compilation, dissemination and review of relevant information required by, the registrant’s Annual Report on Form 10-K for the period ended August 31, 2005 could not accomplished in order to permit a timely filing of such Form 10-K without undue hardship and expense to the registrant.  Although the registrant attempted to conclude an appropriate process, using the resources reasonably available to it, which would have permitted a timely filing of such Form 10-K, the registrant was unable to do so, particularly due to the additional disclosures required as a result of the registrant’s subsequent acquisition of Designer Intimates on October 24, 2005.  The registrant undertakes to file such Form 10-K no later than fifteen days after its original prescribed due date.

PART IV -- OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification:

Paul M. Wyandt	858	625-2633

(Name)	(Area Code)	(Telephone Number)

(2)        Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  ☒  Yes           ☐  No

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐  Yes           ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nitches, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 30, 2005	By:	/s/ Steven P. Wyandt

Steven P. Wyandt, Chief Financial Officer